UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 10, 2013

Commission File Number: 001-33858

CHINAEDU CORPORATION

(Translation of registrant’s name into English)

ChinaEdu Corporation

4th Floor-A, GeHua Building,

QinglongHutong No 1, Dongcheng District

Beijing 100007, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CHINAEDU CORPORATION

Form 6-K

Explanatory Note

Credit Facility

On September 30, 2013, ChinaEdu Corporation (the “Company”), entered into a USD36 million loan agreement with China Merchants Bank Co., Ltd., Hong Kong Branch (“CMB”). The loan matures on September 30, 2016. Borrowings under this facility bear interest at a rate of three-month LIBOR plus 2.79% per annum. The loan is secured by substantially all of the assets of the Company. The new facility replaces the Company’s prior credit agreement entered into with The Bank of East Asia, Limited.

A copy of the loan agreement is attached hereto as Exhibit 99.1. This summary description of the loan agreement does not purport to be complete and is qualified in its entirety by reference to the loan agreement, which is hereby incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

99.1	USD36,000,000 Facility Agreement, dated as of September 30, 2013, between ChinaEdu Corporation, as borrower and China Merchants Bank Co., Ltd., Hong Kong Branch, as lender.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 10, 2013	CHINAEDU CORPORATION

	By:	/s/ Shawn Ding
		Name:	Shawn Ding
		Title:	Chief Executive Officer